Exhibit d ii.    Form of Supplemental Monthly Term Insurance Rider

Supplemental Monthly Term Insurance Rider

Monthly Term Rider

This policy provides a rider to purchase monthly term insurance on the life of the Insured to supplement the Selected Face Amount. Monthly term insurance is a level amount of insurance which will be in force from the Monthly Calculation Date on which it is purchased to, but not including, the next Monthly Calculation Date up to the later of the Policy Anniversary Date nearest the Insured’s 70th birthday or the tenth Policy Anniversary Date. This rider may be elected only in the application for this policy. If this rider is elected, it will be shown on the Schedule Page and will continue in force until its termination as described below. Any Waiver of Monthly Charges rider attached to this policy will extend the coverage to the charges associated with this rider.

All references to “account value” refer to this policy’s account value. The term insurance purchased by this rider does not have account value.

The Safety Test referred to in this policy does not apply to this rider.

Purchase of Monthly Term Insurance

On the Monthly Calculation Date while this policy is in full force and this rider is in effect, We will determine whether the account value, after all deductions have been made for the basic insurance, is sufficient to purchase monthly term insurance. If it does, then an additional mortality charge deduction will be made to purchase monthly term insurance.

The amount of the monthly term insurance to be purchased will be the term rider’s Selected Face Amount shown on the policy’s Schedule Page reduced (but not to less than zero) by the excess, if any, of the Minimum Face Amount over: for Death Option 1, the Selected Face Amount; for Death Option 2, the Selected Face Amount plus account value; or for Death Benefit Option 3, the Selected Face Amount, plus the sum of all premiums paid, less any withdrawals, or the Selected Face Amount. The Minimum Face Amount used here is based on the account value after all deductions have been made for the basic insurance and includes the refund of sales load, if applicable.

If there is insufficient value in the basic insurance to cover this rider, We will mail a notice for this monthly term insurance charge to the last known address of the Owner and any assignee. The effective date of the additional monthly term insurance will be the Monthly Calculation Date. The charge for the monthly term insurance will be waived if:

•	The policy to which this rider is attached has a waiver of monthly charges rider on the Insured in full force as of the Monthly Calculation Date; and
•	At that time, the Insured is totally disabled as defined in that rider; and
•	On the previous Monthly Calculation Date, the premium for the additional monthly term insurance was either paid, waived, or not needed.

Waiver will be subject to the terms of this rider.

Charges for Monthly Term Insurance

The amount of monthly term insurance which requires a charge will be determined by dividing the amount of monthly term insurance purchased as described previously in this rider by 1 plus the monthly equivalent (expressed as a decimal fraction) of the minimum annual interest rate for the Guaranteed Principal Account shown in the Basis Of Computation section on the Schedule Page.

The monthly Face Amount charge as discussed in the Monthly Charges provision in Part 3 of this policy is applicable to this Monthly Term Rider.

The maximum annual mortality charges for each $1,000 of monthly term insurance which requires a charge are shown in the Table of Maximum Annual Mortality Charges applicable while this policy is in force.

Increases and Decreases in the Term Rider Selected Face Amount	While this rider is in force, the Term Rider Selected Face Amount may be increased upon written application. Evidence of insurability, satisfactory to Us, is required for each increase.

The Term Rider Selected Face Amount may be decreased upon written application satisfactory to Us.

Any requested increase or decrease in the Selected Face Amount will be effective on the Monthly Calculation Date which is on, or next follows, the later of:

•	The date 15 days after a written request for such change has been received and approved by Us; or
•	The requested effective date of the change.

The policy’s Selected Face Amount plus the Term Rider Selected Face Amount cannot be less than $50,000. The policy’s Selected Face Amount cannot be less than $5,000.

Upon withdrawal of the policy’s account value, the Term Rider’s Selected Face Amount may be decreased in addition to the base policy’s Selected Face Amount, to prevent an increase in the amount of insurance which requires a charge.

If You do not specify, any requested increase, decrease, or withdrawal will be applied in proportion to the Selected Face Amount of the base policy and the Term Rider’s Selected Face Amount subject to minimum limits.

Rider Benefit in Event of Death	In the event of death, the benefit to be paid is the full amount of the benefit for this rider.

To pay any benefit under this rider, We require that due proof of the death be given to us at Our Home Office. This proof must show that the Insured’s death occurred while this rider was in force.

Rider Part Of The Policy

This rider is made a part of this policy as of the Issue Date of this rider in return for the application for this rider and the payment of the charges for this rider. The Schedule Page shows the maximum charges and the Term Rider Selected Face Amount from the Issue Date of this rider. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider.

Contestability

We can bring legal action to contest the validity of this rider for any material misrepresentation of a fact made in the application for this rider. However, We cannot, in the absence of fraud, contest the validity of this rider after it has been in force during the lifetime of the Insured for two years after its Issue Date. The Issue Date of this rider is shown on the Schedule Page.

Suicide Exclusion

If the Insured commits suicide, while sane or insane, within 2 years after the Issue Date of this rider and while the rider is in force, this rider will terminate. In this case, We will pay a limited benefit equal to the amount of premiums paid for this rider, less any policy debt and amounts withdrawn.

If the Insured commits suicide, while sane or insane, within 2 years after the effective date of any increase in the Term Rider Selected Face Amount, the increase will terminate. In this case, We will pay a limited benefit equal to the monthly charges made for that increase. However, if a limited benefit as described in the preceding paragraphs is payable, there will be no death benefit for that increase.

Any limited death benefit will be paid in one sum to the Beneficiary.

Termination Of This Rider	This rider ends automatically when any of the following occurs:

1.	When We receive satisfactory written notice to cancel this rider at Our Home Office. Such cancellation will apply to all Monthly Calculation Dates beginning on or after the date We receive the notice; or

2.	If the account value is insufficient to cover the monthly charges for the basic policy regardless of whether the basic policy meets the Safety Test; or

3.	At the end of the 30 days after an unpaid premium when there is insufficient value to cover the term rider’s monthly charges; or

4.	The later of the Policy Anniversary Date nearest the insured’s 70th birthday, or the tenth Policy Anniversary Date; or

5.	Termination of this policy for any reason.

Coincident with a termination for the reason stated in item 4, the Selected Face Amount of this policy automatically increases without evidence of insurability, by the amount of the term rider’s Selected Face Amount shown on the Schedule Page.

If this rider terminates for any reason it cannot be reinstated.

Cancellation Of This Rider

This rider may be cancelled by the Owner’s written request. Cancellation will take effect on the Monthly Calculation Date that is on, or next follows, the date We receive the written request at Our Home Office.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ R. J. O’Connell	/s/ Ann F. Lomeli
President	Secretary